

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

Via E-mail
Jared Wolff
General Counsel
PacWest Bancorp
10250 Constellation Blvd., Suite 1640
Los Angeles, CA 90067

  Re: PacWest Bancorp
       Amendment No. 1 to Registration Statement on Form S-4
       Filed January 17, 2013
       File No. 333-185356

Dear Mr. Wolff:

  We have reviewed your amendment and response letter filed January 17, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your disclosure to add a Recent Developments section discussing the results of the fourth quarter ended December 31, 2012.

Cover Page

2. We note your response to comment 3 of our letter dated January 3, 2013. It does not appear that the maximum number of shares to be issued in the share exchange has been included on the cover page of the proxy statement/prospectus. Please revise.

PacWest's Directors and Executive Officers Have Certain Interests in the Merger, page 15

3. Please quantify the Castle Creek Fee.

<u>PacWest directors may have interests in the merger different from the interests…, page 34</u>

4. Please revise this section to specifically discuss Mr. Eggemeyer's relationship with Castle Creek and Castle Creek's involvement in the share exchange.

<u>Recommendation of the First California Board of Directors and Reasons for the Merger, page 58</u>

5. We note your revised disclosure in response to comment 9 of our letter dated January 3, 2013. Please expand your discussion with respect to point (2) to more fully explain why this a negative factor for First California. As previously requested, please indicate why the board recommended the merger, in light of these analyses.

<u>Exhibits 8.1 and 8.2</u>

6. Please file executed opinions.

       You may contact Marc Thomas at (202) 551-3452 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3698 with any other questions.

       Sincerely,

       /s/Mark S. Webb

       Mark S. Webb
       Legal Branch Chief

cc.   <u>Via E-mail</u>
       Matthew Guest
       Wachtell, Lipton, Rosen & Katz